Exhibit 12(b)

PPL ENERGY SUPPLY, LLC AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Millions of Dollars)

	2001	2000	1999	1998	1997

Fixed charges, as defined:
Interest on long-term debt	$36	$54	$20	$11	$1
Interest on short-term debt	33
and other interest	2	75	32	14	11
Amortization of debt discount, expense and premium - net		11	1
Estimated interest component of operating rentals	19	9

Total fixed charges	$90	$149	$53	$25	$12

Earnings, as defined:
Net income (a)	$168	$246	$(20)	$12	$(15)
Less undistributed income of equity method investment	20	74	56	3	(25)

	$148	$172	$(76)	$9	$10
Add (Deduct):
Income taxes	274	124	(29)	(6)	(1)
Amortization of capitalized interest on capital leases
Total fixed charges as above (excluding capitalized interest on capital lease obligations)	90	149	53	25	12

Total earnings	$512	$445	$(52)	$28	$21

Ratio of earnings to fixed charges (b) (c)	5.7	3.0	(1.0)	1.1	1.8

Deficiency	$0	$0	$105	$0	$0

(a)	2001, 2000 and 1999 net income excluding minority interest and the cumulative effect of a change in accounting principle.
(b)	Based on earnings excluding unusual items, the ratio of earnings to fixed charges are: 2001, 11.6; 2000, 2.5; 1999, 3.1; and 1998, 3.5.
(c)	Due to the corporate realignment on July 1, 2000, both 2001 and 2000 are not comparable to prior years.